August 16, 2019

Alon Dayan
Chief Executive Officer
Virtual Crypto Technologies, Inc.
11 Ha'amal Street
Rosh Ha'ayin, Israel

       Re: Virtual Crypto Technologies, Inc.
           Form 8-K
           Filed July 25, 2019

Dear Mr. Dayan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products